



02007334

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-17025 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.L. King & Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Elk Street
(No. and Street)

| Albany | New York | 12207 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Bulger 518-431-3500
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — if individual, state last, first, middle name)

| 80 State Street | Albany | New York | 12207 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, Peter E. Bulger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.L. King & Associates, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

Senior Vice President
Title

[signature]
Notary Public

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**PricewaterhouseCoopers LLP**
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

**Report of Independent Accountants on Internal Control**

To the Board of Directors of
CL King & Associates, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of CL King & Associates, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 8, 2002


FEB 28 2002



# C.L. King Associates, Inc.

**Consolidated Statements of Financial Condition**
**(and Report of Independent Accountants)**

**As of December 31, 2001 and 2000**

# C.L. King & Associates, Inc.
## Index to Consolidated Statements of Financial Condition
### Filed Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Page(s)



**PricewaterhouseCoopers LLP**
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

## Report of Independent Accountants

To the Board of Directors and Shareholders
C.L. King & Associates, Inc.

In our opinion, the accompanying consolidated statements of financial condition present fairly, in all material respects, the financial position of C.L. King & Associates, Inc. and its subsidiary at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 8, 2002

# C.L. King & Associates, Inc.
## Consolidated Statements of Financial Condition
## December 31, 2001 and 2000

| ASSETS | 2001 | 2000 |
|---|---|---|
| Cash and cash equivalents | $ 821,988 | $ 231,670 |
| Cash and securities segregated under federal and other regulations | 33,725,000 | 23,896,875 |
| Deposits with clearing organizations | 1,315,478 | 709,656 |
| Receivables from: | | |
| Brokers, dealers and clearing organization | 33,686,003 | 73,438,957 |
| Customers | 2,411,135 | 2,666,643 |
| Related parties | 26,485,339 | 19,462,382 |
| Receivable under securities lending agreements | 1,160,960 | - |
| Securities owned, at market value | 20,183,709 | 13,133,217 |
| Property, plant and equipment | 4,371,032 | 746,165 |
| Other assets | 146,526 | 131,148 |
| Total assets | $ 124,307,170 | $ 134,416,713 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Short-term bank loans | $ 9,400,000 | $ 4,940,000 |
| Payables to: | | |
| Brokers, dealers and clearing organizations | 13,884,168 | 31,930,189 |
| Customers | 25,686,443 | 16,226,359 |
| Related parties | 49,614,874 | 63,926,498 |
| Obligations to return borrowed securities | 2,125,299 | 5,824,553 |
| Securities sold not yet purchased, at market value | 4,965,701 | 268,964 |
| Accounts payable and accrued expenses | 2,360,597 | 1,950,280 |
| Total liabilities | 108,037,082 | 125,066,843 |
| Commitments and contingencies | | |
| Subordinated borrowings - related party | 6,000,000 | 2,000,000 |
| Stockholders' equity: | | |
| Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares | 3,050 | 3,050 |
| Additional paid-in capital | 96,950 | 96,950 |
| Retained earnings | 10,194,701 | 7,274,483 |
| Less treasury stock, at cost, 9,250 shares | (24,613) | (24,613) |
| Total stockholders' equity | 10,270,088 | 7,349,870 |
| Total liabilities and stockholders' equity | $ 124,307,170 | $ 134,416,713 |

*The accompnaying notes are an integral part of the consolidated statements of financial condition.*

## 1. Significant Accounting Policies

**Business operations**
The consolidated financial statements include the accounts of C.L. King & Associates, Inc. (the Company) and its wholly-owned subsidiary Jetco V, LLC. The Company is a securities broker-dealer and investment advisory firm registered with the Securities and Exchange Commission (SEC). The Company is engaged principally in the trading and brokerage of equity securities and other investment products for individual and institutional customers throughout the United States. Jetco V, LLC was organized in 2001 pursuant to the laws of the State of New York. Jetco V, LLC's principal asset is an aircraft which it operates for charter.

**Use of estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Cash and cash equivalents**
The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

**Securities transactions**
Proprietary and customer securities transactions are recorded on a settlement date.

Marketable securities owned and securities sold but not yet purchased are comprised of United States stocks and are valued at market value based on quoted market prices.

**Resale and repurchase agreements**
Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount of cash loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate. These agreements typically mature within the week.

**Securities-lending activities**
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

## 1. Significant Accounting Policies, Continued

### Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing when the secured party cannot sell or repledge the assets.

### Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization of $1,165,524 and $995,475 as of December 31, 2001 and 2000, respectively. Depreciation and amortization are provided for using both straight line and accelerated methods with varying lives ranging from 5 to 30 years.

During the year ended, the Company's subsidiary Jetco V, LLC purchased an aircraft, which is being depreciated using a straight line method, with a useful life of 7 years.

### Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The estimated fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2001 approximate its carrying value based on current rates available.

### Income taxes

The Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

## 2. Cash and Securities Segregated Under Federal and Other Regulations

Cash, $-0- and $21,875 and resale agreements collateralized by U.S. Government securities, $33,725,000 and $23,875,000 as of December 31, 2001 and 2000, respectively, have been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

## 3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31:

| | 2001 | 2000 |
|---|---|---|
| Receivable from clearing broker | $ 20,935,890 | $ - |
| Monies deposited as collateral for securities borrowed | 11,481,206 | 72,654,921 |
| Receivable from clearing organizations | 711,166 | 735,099 |
| Receivables from underwriting designations | 63,241 | 48,937 |
| Securities failed to deliver | 494,500 | - |
| | $ 33,686,003 | $ 73,438,957 |
| Monies received as collateral for securities loaned | $ 13,284,402 | $ 31,920,006 |
| Payable to clearing organizations | 109,766 | 10,183 |
| Securities failed to receive | 490,000 | - |
| | $ 13,884,168 | $ 31,930,189 |

## 4. Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Securities owned by customers and related parties are held as collateral for the receivable balances. Such collateral is not included in the financial statements. The customer, as defined by the National Association of Securities Dealers, collateral amounted to $9,082,242 and $10,426,692 at market value at December 31, 2001 and 2000, respectively.

## 5. Short-Term Bank Loans

The short-term bank loans are obtained under two $15,000,000 lines of credit, both with a variable interest rate. The interest rate on one of the lines is based upon the prevailing broker call rate (3.50% at December 31, 2001), and the other line is based upon the prevailing federal funds rate plus 1% (2.75% at December 31, 2001). As of December 31, 2001, the loans are collateralized by $17,132,130 of the Company's and certain related parties' securities purchased on margin subject to certain regulatory formulae. The Company has not separately presented these securities on the statement of financial condition as the creditors cannot sell or repledge the collateral. The average interest rates on these loans were 5.30% and 8.00% for the years ended December 31, 2001 and 2000, respectively.

## 6. Commitments and Contingencies

The Company leases office space from a partnership, the majority of which is owned by the Company's principal stockholder. The first lease expires on March 31, 2002, the second lease expires on January 31, 2004, and require monthly payments of $1,475 and $8,200, respectively. The Company also leases additional office space and certain office and communication equipment under noncancelable operating leases which expire at various times through 2003. Future minimum annual rentals payable, including amounts payable to the Company's principal stockholder, are as follows:

| | | |
|---|---|---|
| 2002 | $ | 254,662 |
| 2003 | | 118,223 |
| 2004 | | 8,200 |
| | $ | 381,085 |

At December 31, 2001 and 2000, the approximate market value of collateral received that can be sold or pledged by the Company were:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Sources of collateral** | | | | |
| Securities purchased under agreements to resell | $ | 33,737,038 | $ | 23,911,921 |
| Securities received in securities borrowed, collateralized by cash | $ | 8,759,365 | $ | 66,292,912 |
| **Uses of collateral** | | | | |
| Securities loaned, collateralized by cash | $ | 126,483 | $ | 13,760,488 |

## 7. Subordinated Borrowings

On December 31, 1999, the Company entered into a secured demand note with the Company's principal stockholder for $2,000,000 at 2% interest. This is recorded as a receivable from related party and subordinated borrowings on the statement of financial condition. The debt is collateralized by securities with a market value of $3,816,022 and $3,245,790 at December 31, 2001 and 2000, respectively. Interest is paid monthly with the principal amount due at maturity on January 31, 2003.

During 2001, the Company entered into a subordinated debt agreement with the Company's principal stockholder for $4,000,000 at an annual interest rate of 2.5%. Interest is paid monthly with the principal due at maturity on December 31, 2004.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## 8. Related Party Transactions

PCM Ventures, LLC administers and operates an investment partnership and is affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnership operated by PCM Ventures, LLC and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

During the year ended December 31, 2001 and 2000 the Company recognized approximately $1,436,000 and $903,000 in commission revenue, respectively, $5,000 and $87,000 in margin interest income, respectively, $265,000 and $315,000 for stock borrow rebate interest income, respectively, and $-0- and $759,000 for administrative fee income, respectively, related to doing business with the partnership operated by PCM Ventures, LLC.

During the year ended December 31, 2001, the Company recognized approximately $24,000 in commission revenue, $200 in margin interest income, and $800 for stock borrow rebate interest income related to doing business with the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

Paradigm Capital Management (PCM), an affiliated Company through common ownership and management, uses the Company for custody and clearance services for some advisory clients. The Company recognized approximately $277,000 and $313,000 in commission revenue from PCM for the years ended December 31, 2001 and 2000, respectively. In addition, the Company allocates overhead expenses for services provided to PCM. For the years ended December 31, 2001 and 2000 the expenses allocated to PCM were approximately $1,434,000 and $2,431,000, respectively.

The Company maintains brokerage accounts for the benefit of the principal stockholder. During the year ended December 31, 2001 and 2000, the Company recognized approximately $67,000 and $98,000 for stock borrow rebate interest income, respectively, on these accounts. For these accounts, the sharing of stock borrow interest income between the Company and the principal stockholder uses the same terms and conditions as the Company offers to other clients.

In addition to the related party leases disclosed in Footnote 6, the Company leases certain other space on a monthly basis from a partnership, the majority of which is owned by the Company's principal stockholder. Payments under this month-to-month lease were $70,296 for the year ended December 31, 2001.

## 9. Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2001 or 2000.

The Company has a deferred compensation plan for certain employees. Benefits in this plan vest over a five year period.

## 10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $250,000, whichever is greater. At December 31, 2001, the Company had net capital of $7,372,411, which was 27% of aggregate debit balances and $6,823,671 in excess of required minimum net capital.

## 11. Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

## 11. Financial Instruments With Off-Balance-Sheet Credit Risk, Continued

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2001 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

## 12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and by requiring collateral where appropriate.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.